Exhibit 21

SUBSIDIARIES OF THE COMPANY

	Name of Subsidiary	Jurisdiction of Incorporation or Organization

1.	LCC Design Services, L.L.C.	Delaware
2.	LCC Europe GmbH	Germany
3.	LCC, United Kingdom, Ltd.	United Kingdom
4.	Technical Staffing International, L.L.C.	Delaware
5.	LCC Telecom Management Services, Inc.	Delaware
6.	LCC International Holdings NL, Inc.	Delaware
7.	LCC International Holdings, Belgium, Inc.	Delaware
8.	Koll Telecommunications Services, L.L.C.	Delaware
9.	LCC do Brazil Ltda.	Brazil
10.	LCC Asia Pacific LTD PTE	Singapore
11.	LCC Europe AS	Norway
12.	LCC Algeria LLP	United Kingdom
13.	LCC Southern Europe Holdings S.R.L.	Italy
14.	LCC Egypt	Egypt
15.	LCC International GMBH	Germany
16.	LCC Deployment Services UK, Limited	United Kingdom
17.	LCC Italia S.R.L.	Italy
18.	LCC International Consulting (Shanghai) Ltd.	China